Exhibit 99.1

EMERA INCORPORATED

Supplemental Financial Information

December 31, 2015 and 2014

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Emera Incorporated

We have audited the consolidated financial statements of Emera Incorporated (the “Company”) as of December 31, 2015 and 2014, and for each of the years then ended, and have issued our report thereon dated February 12, 2016. Our audits in accordance with Canadian generally accepted auditing standards also subsequently included the accompanying Supplemental Financial Information. Management is responsible for the preparation and fair presentation of the accompanying Supplemental Financial Information in accordance with United States generally accepted accounting principles. Our responsibility is to express an opinion on the Supplemental Financial Information based on our audits.

In our opinion, the Supplemental Financial Information referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein in accordance with United States generally accepted accounting principles.

/s/ Ernst & Young LLP

Halifax, Canada

December 1, 2016

1. BASIS OF PRESENTATION

The accompanying supplemental financial information has been derived from the audited consolidated financial statements of Emera Incorporated (“Emera” or the “Company”) as at and for the years ended December 31, 2015 and 2014 and should be read in conjunction with such financial statements. The condensed consolidated financial statements utilize accounting policies that are consistent with those disclosed in the Company’s audited consolidated financial statements for the same period and were prepared in accordance with accounting principles generally accepted in the United States.

2. SUPPLEMENTAL FINANCIAL INFORMATION

On June 16, 2016, Emera US Finance LP, (in such capacity, the “Subsidiary Issuer”), issued $3.25 billion USD senior unsecured notes (“U.S. Notes”). The U.S Notes are fully and unconditionally guaranteed, on a joint and several basis, by Emera (in such capacity, the “Parent Company”) and Emera US Holdings Inc. (“EUSHI”) (in such capacity, the “Guarantor Subsidiaries”). Emera owns, directly or indirectly, all of the limited and general partnership interests in Emera US Finance LP. Emera US Finance LP had no material operations prior to June 16, 2016. On July 1, 2016, Emera, through EUSHI, acquired all of the outstanding common shares of TECO Energy Inc. for a net cash purchase price of $8.4 billion. Accordingly, the financial position and operating results of Emera, the Subsidiary Issuer and the Guarantor Subsidiaries after July 1, 2016 are not comparable to the respective amounts prior to July 1, 2016. The accompanying supplemental financial information should also be read in conjunction with unaudited condensed consolidated interim financial statements of Emera as at September 30, 2016 and for the three and nine-month periods then ended.

The following supplemental financial information presents condensed consolidating balance sheet information of the Parent, Subsidiary Issuer, Guarantor Subsidiaries and the Non-guarantor Subsidiaries as of December 31, 2015 and December 31, 2014, and condensed consolidating statements of income and cash flows for the years ended December 31, 2015 and 2014. The guarantors were not determined using geographic, service line or other similar criteria, and as a result, the “Parent”, “Subsidiary Issuer”, “Guarantor Subsidiaries” and “Non-guarantor Subsidiaries” columns each include portions of domestic and international operations. Accordingly, this basis of presentation is not intended to present Emera’s financial condition, results of operations or cash flows for any purpose other than to comply with the specific requirements for guarantor reporting.

Emera Incorporated

Condensed Consolidated Statements of Income

For the year ended December 31, 2015

millions of Canadian dollars	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated
Operating revenues
Regulated electric	$—	$—	$283	$1,860	$(2)	$2,141
Regulated gas	—	—	—	52	—	52
Non-regulated	—	—	419	219	(42)	596

Total operating revenues	—	—	702	2,131	(44)	2,789

Operating expenses
Regulated fuel for generation and purchased power	—	—	70	744	—	814
Regulated fuel adjustment mechanism and fixed cost deferrals	—	—	—	41	—	41
Non-regulated fuel for generation and purchased power	—	—	277	64	(5)	336
Non-regulated direct costs	—	—	—	49	(30)	19
Operating, maintenance and general	54	—	148	473	(8)	667
Provincial, state and municipal taxes	—	—	21	43	—	64
Depreciation and amortization	1	—	79	260	—	340

Total operating expenses	55	—	595	1,674	(43)	2,281

Income (loss) from operations	(55)	—	107	457	(1)	508
Income (loss) from equity investments in subsidiaries	270	—	—	—	(270)	—
Income from equity investments	37	—	5	67	—	109
Intercompany income (expenses), net	156	—	—	8	(164)	—
Other income (expenses), net	91	—	21	29	—	141
Interest expense, net	46	—	28	273	(134)	213

Income (loss) before provision for income taxes	453	—	105	288	(301)	545
Income tax expense (recovery)	25	—	35	33	—	93

Net income (loss)	428	—	70	255	(301)	452
Non-controlling interest in subsidiaries	—	—	—	13	12	25

Net income (loss) of Emera Incorporated	428	—	70	242	(313)	427
Preferred stock dividends	30	—	15	26	(41)	30

Net income (loss) attributable to common shareholders	$398	$—	$55	$216	$(272)	$397

Comprehensive income (loss) of Emera Incorporated	$912	$—	$303	$452	$(755)	$912

Emera Incorporated

Condensed Consolidated Statements of Income

For the year ended December 31, 2014

millions of Canadian dollars	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated
Operating revenues
Regulated electric	$—	$—	$242	$1,825	$(3)	$2,064
Regulated gas	—	—	—	49	—	49
Non-regulated	—	—	455	404	(33)	826

Total operating revenues	—	—	697	2,278	(36)	2,939

Operating expenses
Regulated fuel for generation and purchased power	—	—	59	785	—	844
Regulated fuel adjustment mechanism and fixed cost deferrals	—	—	—	47	—	47
Non-regulated fuel for generation and purchased power	—	—	312	93	(4)	401
Non-regulated direct costs	—	—	—	55	(24)	31
Operating, maintenance and general	38	—	87	444	(8)	561
Provincial, state and municipal taxes	—	—	17	41	—	58
Depreciation and amortization	1	—	78	251	—	330

Total operating expenses	39	—	553	1,716	(36)	2,272

Income (loss) from operations	(39)	—	144	562	—	667
Income (loss) from equity investments in subsidiaries	394	—	—	—	(394)	—
Income from equity investments	31	—	(17)	53	—	67
Intercompany income (expenses), net	73	—	(15)	(29)	(29)	—
Other income (expenses), net	—	—	4	8	—	12
Interest expense, net	31	—	19	130	—	180

Income (loss) before provision for income taxes	428	—	97	464	(423)	566
Income tax expense (recovery)	(5)	—	30	88	—	113

Net income (loss)	433	—	67	376	(423)	453
Non-controlling interest in subsidiaries	—	—	—	9	11	20
Net income (loss) of Emera Incorporated	433	—	67	367	(434)	433
Preferred stock dividends	26	—	16	24	(40)	26

Net income (loss) attributable to common shareholders	$407	$—	$51	$343	$(394)	$407

Comprehensive income (loss) of Emera Incorporated	$511	$—	$136	$365	$(501)	$511

Emera Incorporated

Condensed Consolidated Balance Sheets

As at December 31, 2015

millions of Canadian dollars	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets
Cash and cash equivalents	$—	$—	$19	$1,068	$(14)	$1,073
Restricted cash	—	—	1	18	—	19
Receivables, net	2	—	70	506	—	578
Intercompany receivable	102	—	51	95	(248)	—
Income taxes receivable	—	—	9	3	—	12
Inventory	—	—	48	266	—	314
Derivative instruments	109	—	46	112	(17)	250
Regulatory assets	—	—	17	77	—	94
Prepaid expenses	—	—	4	14	—	18
Due from related parties	2	—	—	—	—	2
Other current assets	7	—	—	229	—	236

Total current assets	222	—	265	2,388	(279)	2,596

Property, plant and equipment, net of accumulated depreciation	15	—	2,035	4,419	—	6,469
Other assets
Income taxes receivable	—	—	—	49	—	49
Deferred income taxes	—	—	47	19	(34)	32
Derivative instruments	35	—	—	167	(34)	168
Pension and post-retirement assets	—	—	—	9	—	9
Regulatory assets	—	—	100	505	—	605
Net investment in direct financing lease	—	—	—	480	—	480
Investments in subsidiaries accounted for using the equity method	6,042	—	—	—	(6,042)	—
Investments subject to significant influence	509	—	12	624	—	1,145
Investment securities	—	—	—	116	—	116
Goodwill	—	—	158	106	—	264
Due from related parties	—	—	—	3	—	3
Intercompany notes receivable	3,051	—	—	2,754	(5,805)	—
Other investments - intercompany	—	—	—	98	(98)	—
Other long-term assets	16	—	13	74	—	103

Total other assets	9,653	—	330	5,004	(12,013)	2,974

Total assets	$9,890	$—	$2,630	$11,811	$(12,292)	$12,039

Emera Incorporated

Condensed Consolidated Balance Sheets – Continued

As at December 31, 2015

millions of Canadian dollars	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated
Liabilities and Equity
Current liabilities
Short-term debt	$14	$—	$—	$16	$(14)	$16
Current portion of long-term debt	250	—	6	18	—	274
Accounts payable	17	—	76	301	—	394
Income taxes payable	—	—	—	8	—	8
Intercompany payable	52	—	92	77	(221)	—
Derivative instruments	17	—	36	313	(17)	349
Regulatory liabilities	—	—	10	102	—	112
Pension and post-retirement liabilities	—	—	—	7	—	7
Due to related party	—	—	—	2	—	2
Other current liabilities	51	—	24	130	—	205

Total current liabilities	401	—	244	974	(252)	1,367

Long-term liabilities
Long-term debt	464	—	389	2,882	—	3,735
Intercompany long-term debt	2,631	—	120	3,072	(5,823)	—
Deferred income taxes	3	—	343	450	(34)	762
Convertible debentures	2,139	—	—	(1,458)	—	681
Derivative instruments	34	—	—	96	(34)	96
Regulatory liabilities	—	—	12	341	—	353
Asset retirement obligations	—	—	—	109	—	109
Pension and post-retirement liabilities	13	—	93	197	—	303
Other long-term liabilities	5	—	61	233	—	299

Total long-term liabilities	5,289	—	1,018	5,922	(5,891)	6,338

Equity
Common stock	2,157	—	312	3,829	(4,141)	2,157
Cumulative preferred stock	709	—	425	271	(696)	709
Contributed surplus	29	—	45	133	(178)	29
Accumulated other comprehensive income (loss)	137	—	245	(169)	(76)	137
Retained earnings	1,168	—	341	751	(1,092)	1,168

Total Emera Incorporated equity	4,200	—	1,368	4,815	(6,183)	4,200
Non-controlling interest in subsidiaries	—	—	—	100	34	134

Total equity	4,200	—	1,368	4,915	(6,149)	4,334

Total liabilities and equity	$9,890	$—	$2,630	$11,811	$(12,292)	$12,039

Emera Incorporated

Condensed Consolidated Balance Sheets

As at December 31, 2014

millions of Canadian dollars	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets
Cash and cash equivalents	$—	$—	$38	$193	$(10)	$221
Restricted cash	—	—	1	15	—	16
Receivables, net	1	—	65	448	—	514
Intercompany receivable	85	—	—	177	(262)	—
Income taxes receivable	2	—	1	2	—	5
Inventory	—	—	39	256	—	295
Derivative instruments	5	—	70	67	(5)	137
Regulatory assets	—	—	15	99	—	114
Prepaid expenses	—	—	12	13	—	25
Due from related parties	2	—	—	1	—	3
Other current assets	5	—	—	76	—	81

Total current assets	100	—	241	1,347	(277)	1,411

Property, plant and equipment, net of accumulated depreciation	10	—	1,620	4,115	—	5,745
Other assets
Income taxes receivable	—	—	—	29	—	29
Deferred income taxes	31	—	9	2	16	58
Derivative instruments	10	—	8	84	(10)	92
Pension and post-retirement assets	—	—	—	6	—	6
Regulatory assets	—	—	92	396	—	488
Net investment in direct financing lease	—	—	—	484	—	484
Investments in subsidiaries accounted for using the equity method	2,964	—	—	—	(2,964)	—
Investments subject to significant influence	340	—	245	443	—	1,028
Investment securities	—	—	—	84	—	84
Goodwill	—	—	133	89	—	222
Due from related parties	—	—	—	3	—	3
Intercompany notes receivable	2,302	—	25	2,093	(4,420)	—
Other investments - intercompany	—	—	—	69	(69)	—
Other long-term assets	126	—	9	70	—	205

Total other assets	5,773	—	521	3,852	(7,447)	2,699

Total assets	$5,883	$—	$2,382	$9,314	$(7,724)	$9,855

Emera Incorporated

Condensed Consolidated Balance Sheets – Continued

As at December 31, 2014

millions of Canadian dollars	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated
Liabilities and Equity
Current liabilities
Short-term debt	$10	$—	$—	$258	$(10)	$258
Current portion of long-term debt	—	—	5	89	—	94
Accounts payable	5	—	40	326	—	371
Intercompany payable	24	—	31	206	(261)	—
Income taxes payable	—	—	—	34	—	34
Derivative instruments	5	—	31	96	(5)	127
Regulatory liabilities	—	—	7	36	—	43
Pension and post-retirement liabilities	—	—	—	8	—	8
Due to related party	—	—	—	2	—	2
Other current liabilities	32	—	36	119	—	187

Total current liabilities	76	—	150	1,174	(276)	1,124

Long-term liabilities
Long-term debt	753	—	335	2,572	—	3,660
Intercompany long-term debt	1,631	—	459	2,327	(4,417)	—
Deferred income taxes	—	—	223	374	16	613
Derivative instruments	10	—	4	74	(11)	77
Regulatory liabilities	—	—	19	140	—	159
Asset retirement obligations	—	—	—	106	—	106
Pension and post-retirement liabilities	11	—	97	253	—	361
Other long-term liabilities	4	—	16	29	—	49

Total long-term liabilities	2,409	—	1,153	5,875	(4,412)	5,025

Equity
Common stock	2,016	—	312	1,385	(1,697)	2,016
Cumulative preferred stock	709	—	425	397	(822)	709
Contributed surplus	9	—	45	23	(68)	9
Accumulated other comprehensive income (loss)	(348)	—	12	(380)	369	(347)
Retained earnings	1,012	—	285	699	(984)	1,012

Total Emera Incorporated equity	3,398	—	1,079	2,124	(3,202)	3,399
Non-controlling interest in subsidiaries	—	—	—	141	166	307

Total equity	3,398	—	1,079	2,265	(3,036)	3,706

Total liabilities and equity	$5,883	$—	$2,382	$9,314	$(7,724)	$9,855

Emera Incorporated

Condensed Consolidated Statements of Cash Flows

For the year ended December 31, 2015

millions of Canadian dollars	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$291	$—	$190	$364	$(170)	$675

Investing activities
Additions to property, plant and equipment	(1)	—	(66)	(302)	—	(369)
Net purchase of investments subject to significant influence, inclusive of acquisition costs	(1)	—	(3)	(132)	—	(136)
Proceeds on sale of investment subject to significant influence	—	—	282	—	—	282
Other intercompany investing activities	(2,453)	—	—	(29)	2,482	—
Other investing activities	(756)	—	(10)	(465)	1,330	99

Net cash provided by (used in) investing activities	(3,211)	—	203	(928)	3,812	(124)

Financing activities
Change in short-term debt, net	4	—	—	(262)	(4)	(262)
Proceeds from long-term debt, net of issuance costs	—	—	29	1,465	(1,047)	447
Proceeds from convertible debentures represented by instalment receipts, net of issuance costs	2,138	—	—	(1,457)	—	681
Retirement of long-term debt	—	—	(420)	(372)	702	(90)
Net borrowings (repayments) under committed credit facilities	(39)	—	(9)	(153)	—	(201)
Issuance of common stock, net of issuance costs	9	—	—	2,390	(2,390)	9
Issuance of preferred stock, net of issuance costs	—	—	—	6	(6)	—
Dividends on common stock	(163)	—	—	(162)	162	(163)
Dividends on preferred stock	(30)	—	(15)	(25)	40	(30)
Dividends paid by subsidiaries to non-controlling interest	—	—		(3)	(11)	(14)
Other financing activities	1,001	—	(11)	(54)	(1,092)	(156)

Net cash provided by (used in) financing activities	2,920	—	(426)	1,373	(3,646)	221
Effect of exchange rate changes on cash and cash equivalents	—	—	14	66	—	80

Net increase (decrease) in cash and cash equivalents	—	—	(19)	875	(4)	852
Cash and cash equivalents, beginning of period	—	—	38	193	(10)	221

Cash and cash equivalents, end of period	$—	$—	$19	$1,068	$(14)	$1,073

Emera Incorporated

Condensed Consolidated Statements of Cash Flows

For the year ended December 31, 2014

millions of Canadian dollars	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$223	$—	$143	$613	$(216)	$763

Investing activities
Additions to property, plant and equipment	—	—	(136)	(298)	—	(434)
Net purchase of investments subject to significant influence, inclusive of acquisition costs	(4)	—	(4)	(147)	—	(155)
Proceeds on sale of investment subject to significant influence	(111)	—	—	—	—	(111)
Other intercompany investing activities	(1,484)	—	(23)	(1,529)	3,036	—
Other investing activities	(144)	—	(4)	(1)	138	(11)

Net cash provided by (used in) investing activities	(1,743)	—	(167)	(1,975)	3,174	(711)

Financing activities
Change in short-term debt, net	44	—	(65)	(183)	(10)	(214)
Proceeds from long-term debt, net of issuance costs	—	—	180	410	(288)	302
Retirement of long-term debt	(250)	—	(38)	(35)	14	(309)
Net borrowings (repayments) under committed credit facilities	(39)	—	—	66	—	27
Issuance of common stock, net of issuance costs	252	—	—	80	(80)	252
Issuance of preferred stock, net of issuance costs	194	—	—	57	(57)	194
Dividends on common stock	(153)	—	—	(188)	188	(153)
Dividends on preferred stock	(26)	—	(16)	(24)	40	(26)
Dividends paid by subsidiaries to non-controlling interest	—	—	—	(2)	(11)	(13)
Other financing activities	1,498	—	(1)	1,262	(2,761)	(2)

Net cash provided by (used in) financing activities	1,520	—	60	1,443	(2,965)	58
Effect of exchange rate changes on cash and cash equivalents	—	—	—	10	—	10

Net increase (decrease) in cash and cash equivalents	—	—	36	91	(7)	120
Cash and cash equivalents, beginning of period	—	—	1	100	—	101

Cash and cash equivalents, end of period	$—	$—	$37	$191	$(7)	$221